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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
Amendment No. ___)*

Titan Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

888314101

(CUSIP Number of Class of Securities)

Eric A. DeJong
Brandon J. Hollis
Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, Washington 98101
(206) 583-8888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 25, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

(Continued on following pages)

Page 1 of 10 Pages

      *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
(Amendment No. ___)

CUSIP No. 888314101

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Kevin Douglas

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ Joint Filing

3	SEC Use Only

4	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power -0-

	6	Shared Voting Power 1,600,000

	7	Sole Dispositive Power -0-

	8	Shared Dispositive Power 1,600,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,600,000

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11	Percent of Class Represented by Amount in Row (9) 5.8%(1)

12	Type of Reporting Person IN

(1)	Calculated based on 27,642,120 shares of Titan Pharmaceuticals, Inc.’s Common Stock outstanding as of May 6, 2002, as reported in its quarterly report on Form 10-Q for the quarter ended March 31, 2002 and filed with the Securities and Exchange Commission on May 14, 2002.

SCHEDULE 13G
(Amendment No. ___)

CUSIP No. 888314101

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Douglas Family Trust (1)

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ Joint Filing

3	SEC Use Only

4	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power -0-

	6	Shared Voting Power 1,600,000

	7	Sole Dispositive Power -0-

	8	Shared Dispositive Power 1,600,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,600,000

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11	Percent of Class Represented by Amount in Row (9) 5.8%(2)

12	Type of Reporting Person OO

(1)	James E. Douglas, Jr. and Jean A. Douglas, husband and wife, are trustees.

(2)	Calculated based on 27,642,120 shares of Titan Pharmaceuticals, Inc.’s Common Stock outstanding as of May 6, 2002, as reported in its quarterly report on Form 10-Q for the quarter ended March 31, 2002 and filed with the Securities and Exchange Commission on May 14, 2002.

Item 1.

(a)	Name of Issuer:
Titan Pharmaceuticals, Inc.

(b)	Address of Issuer’s Principal Executive Offices:
400 Oyster Point Blvd., Suite 505 South San Francisco, CA 94080

Item 2.

(1)(a)	NAME OF PERSONS FILING: Kevin Douglas

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 1101 Fifth Avenue, Suite 360 San Rafael, California 94901

(c)	CITIZENSHIP: United States

(d)	TITLE OF CLASS OF SECURITIES: Common Stock

(e)	CUSIP NUMBER: 888314101

(2)(a)	NAME OF PERSONS FILING: Douglas Family Trust

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 1101 Fifth Avenue, Suite 360 San Rafael, California 94901

(c)	CITIZENSHIP: California

(d)	TITLE OF CLASS OF SECURITIES: Common Stock

(e)	CUSIP NUMBER: 888314101

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Not Applicable

Item 4.	Ownership

     Reference is made to Rows 5-9 and 11 of each of the cover pages of this Schedule 13G, which Rows are incorporated by reference herein. According to Titan Pharmaceuticals, Inc.’s quarterly report on Form 10-Q for the quarter ended March 31, 2002, as filed with the Securities and Exchange Commission on May 14, 2002, there were 27,642,120 shares of its Common Stock outstanding as of May 6, 2002. As of the date of filing of this Schedule 13G, the following reporting persons hold directly the following number of shares of Titan Pharmaceuticals, Inc.’s Common Stock:

COMMON STOCK
REPORTING PERSON	DIRECTLY HELD

Kevin Douglas	800,000
Douglas Family Trust	800,000

Total	1,600,000

     Each of the reporting persons may be deemed a member of a group that shares voting and dispositive power over all of the above securities. Although the reporting persons are reporting such securities as if they were members of a group, the filing of this Schedule 13G shall not be construed as an admission by any reporting person that such person is a beneficial owner of any securities other than those directly held by such person.

Item 5.	Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

     Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

     Not applicable.

Item 8.	Identification and Classification of Members of the Group

     Not applicable.

Item 9.	Notice of Dissolution of Group

     Not applicable.

Item 10.	Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 5, 2002	/s/ Kevin Douglas Kevin Douglas

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 5, 2002	DOUGLAS FAMILY TRUST

	By:	/s/ James E. Douglas, Jr.

James E. Douglas, Jr.
	Title:	Trustee

	By:	/s/ Jean A. Douglas

Jean A. Douglas
	Title:	Trustee

EXHIBIT A

JOINT FILING AGREEMENT

     This Joint Filing Agreement (this “Agreement”) hereby confirms the agreement by and among all of the undersigned that the Schedule 13G to which this Agreement is attached as Exhibit A, with respect to the beneficial ownership of the undersigned of shares of Titan Pharmaceuticals, Inc.’s Common Stock, is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: August 5, 2002	/s/ Kevin Douglas Kevin Douglas

Date: August 5, 2002	DOUGLAS FAMILY TRUST

	By:	/s/ James E. Douglas, Jr.

James E. Douglas, Jr.
	Title:	Trustee

	By:	/s/ Jean A. Douglas

Jean A. Douglas
	Title:	Trustee